Exhibit 99.1

REPORT ON VOTING RESULTS
SECTION 11.3 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE OBLIGATIONS

The following is a description of the matters voted upon at the Annual General Meeting of Shareholders of Seabridge Gold Inc., held on June 28, 2023, and the outcome:

Election of Directors

Director	Votes For	Votes Against	Percentage For
Trace J. Arlaud	32,403,673	325,365	99.0%
Matthew Coon Come	32,433,895	295,143	99.1%
Rudi P. Fronk	32,446,606	282,432	99.1%
Eliseo Gonzalez-Urien	31,930,917	798,121	97.6%
Jay S. Layman	32,052,260	676,778	97.9%
Melanie R. Miller	31,312,051	1,416,987	95.7%
Clem A. Pelletier	32,134,310	594,728	98.2%
Julie L. Robertson	31,106,592	1,622,446	95.0%
John W. Sabine	32,308,530	420,508	98.7%
Gary A. Sugar	32,342,632	386,406	98.8%
Carol T. Willson	31,812,885	916,153	97.2%

Description of Other Matters Voted Upon	Outcome of Vote
Increase in the number of directors to eleven	Resolution approved
The reappointment of KPMG LLP as auditor of the corporation for the ensuing year.	Resolution approved
The authorization of the directors to fix the auditors remuneration.	Resolution approved
Amendment of By-Law Number 1 of the Company to eliminate the casting vote of the Chairman at director’s meetings	Resolution approved
Approval, on an advisory basis, of the Corporation’s approach on executive compensation	Resolution approved

All resolutions were approved by a show of hands.

DATED at Toronto, Ontario on June 29, 2023.

SEABRIDGE GOLD INC.

Per:	“C. Bruce Scott”
C. Bruce Scott
Senior Vice President, General Counsel and Corporate Secretary